

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

February 22, 2010

Mr. Justin W. Shireman
Insignia Systems, Inc.
8799 Brooklyn Blvd.
Minneapolis, MN 55445

      **RE:**    **Insignia Systems, Inc.**
              **Form 10-K for the fiscal year ended December 31, 2008 Amendment No.1**
              **Filed January 29, 2010**
              **File #1-13471**

Dear Mr. Shireman:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A – Controls and Procedures, page 20

Disclosure Controls and Procedures, page 20

1. We note your qualification in the second paragraph under Item 9A. Please indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Alternatively, in future filings please remove language from your filings that qualify the design, operation, and effectiveness of your disclosure controls and procedures.

Item 11.  Executive Compensation, page 22

Executive Compensation, page 23

Compensation Discussion and Analysis, page 23

Overview and Philosophy, page 23

2. We note your response and revised disclosure in response to comment 10 of our letter dated December 22, 2009.  In future filings please revise your disclosure on top of page 24 to clearly quantify what you consider to be compensation "slightly below competitive norms."  In addition, please disclose the 21 publicly-traded peer companies which compensation data you review and consider as part of your market analysis.  Please show us what your revised disclosure will look like.

Base Salary, page 24

3. We note your revised disclosure in response to comment 11 of our letter dated December 22, 2009.  In future filings please disclose how the compensation committee evaluated each named executive officer's performance in deciding to increase their salaries.  We note your disclosure that the suggested market increase of 3% to 6% was "appropriate if justified by performance." Please show us what your revised disclosure will look like.

Annual Incentives, page 24

4. Since your MD&A discussion focuses on gross profit numbers (we note disclosure on page 18 of the annual report on Form 10-K filed on March 30, 2009) and your financial statements do not appear to present gross margin figures, please tell us with a view toward future disclosure how you actually calculate Mr. Drill's percentage of bonus based on the gross margins on POPS revenue.

Long-term Incentives, page 25

5. Your CD&A provides minimal, if any, analysis as to how the ultimate level of the equity awards was determined.  For each executive officer, in future filings please provide a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts.  Please show us what your revised disclosure will look like.

Summary Compensation Table, page 27

6. We note disclosure in the "All Other Compensation" column and your footnote (5) disclosure. Pursuant to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K, if perquisites and personal benefits are required to be reported, then each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for that officer must be quantified and disclosed in a footnote. With respect to Mr. Jones, please advise or otherwise revise your future filings to comply with Instruction 4.

Grants of Plan-Based Awards, page 28

7. Your disclosure with respect to "Estimated Future Payouts, Under Non-Equity Incentive Plan Awards" is inconsistent with your Summary Compensation table disclosure, in particular, the "Non-Equity Incentive Plan Compensation" column where you disclose non-equity compensation paid pursuant to a plan. Please revise your future disclosure accordingly.

Potential Change in Control Payments, page 28

8. In future filings please describe in greater detail the provisions of the agreements you have with each of the executive officers for payments upon a change of control. Explain what constitutes a "change in control" for purposes of these agreements, and explain the basis for selecting these events as triggering payment, including the rationale for providing a single trigger for payment. Please see Item 402(j) of Regulation S-K for additional guidance. Please show us what your revised disclosure will look like.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 30

9. We note your response and revised disclosure in response to comment seven of our letter dated December 22, 2009. In accordance with Item 404(b) of Regulation S-K, in future filings please revise your disclosure to provide a description of your policies regarding the review and approval of transactions covered under Item 404(a) of Regulation S-K. Please show us what your revised disclosure will look like.

\* \* \* \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Era Anagnosti, Staff Attorney, at (202) 551-3369, or to the undersigned at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director